Exhibit 99.3

Akari Therapeutics Reports Third Quarter 2020 Financial Results

and Highlights Recent Clinical Progress

‒	Pivotal Phase III study in patients with severe dermatological condition bullous pemphigoid (BP) planned to start H1 2021 following successful U.S. Food and Drug Administration (FDA) and European Medicines Agency (EMA) meetings earlier in the year.

‒	Phase III study in severe pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA) is currently opening for enrollment in Europe and is expected to open in the U.S. in Q1 2021.

‒	Recent publication in American Journal of Pathology highlighting potential of nomacopan’s inhibition of C5 and LTB4 in treatment of uveitis and other back of the eye diseases such as age-related macular degeneration (AMD).

‒	Lung program being expanded to include additional inflammatory lung conditions with major exacerbations, in addition to COVID-19 pneumonia.

‒	New data from 19 PNH patients treated for over 30 cumulative patient-years show that self-administered nomacopan is well-tolerated and substantially reduces transfusion dependence.

NEW YORK and LONDON, December 11, 2020 - Akari Therapeutics, Plc (Nasdaq: AKTX), a late-stage biopharmaceutical company focused on innovative therapeutics to treat orphan autoimmune and inflammatory diseases where complement (C5) and/or leukotriene (LTB4) systems are implicated, today announced financial results for the third quarter ended September 30, 2020, as well as recent clinical progress.

“With the imminent opening of our Phase III trial in pediatric patients with HSCT-TMA in Europe and a clear regulatory path in the U.S. and Europe for our Phase III study in patients with BP, we are now in the exciting position of progressing two Phase III programs in orphan diseases in which there are no approved treatments,” said Clive Richardson, Chief Executive Officer of Akari Therapeutics.

Third Quarter 2020 and Recent Clinical Highlights

Akari’s two lead programs – in BP and HSCT-TMA – are in Phase III development. The Company also has programs addressing lung and ophthalmology diseases.

Phase III clinical trial in patients with BP

▪	Akari expects to initiate a pivotal Phase III program for the treatment of BP in the first half of 2021, subject to the ongoing impact of COVID-19 related restrictions. Following positive FDA and EMA meetings the pivotal trial design is in two parts, with Part A and Part B having the same structure, duration, endpoints and target population of moderate and severe BP patients. This follows earlier positive data from Akari’s Phase II study of nomacopan in BP patients.

▪	The EMA and the FDA have granted orphan drug designation for nomacopan for the treatment of BP.

Phase III clinical trial in pediatric patients with HSCT-TMA

▪	Phase III study in pediatric HSCT-TMA is now opening for enrollment in Europe and we plan to open in the U.S. in the first quarter of 2021, subject to the ongoing impact of COVID-19 related restrictions.

▪	Akari has both FDA fast track for pediatric HSCT-TMA patients and orphan drug designation status for this program.

Ophthalmology program

▪	Interim data from the first-in-eye Phase I/II study in atopic keratoconjunctivitis (AKC), a surface of the eye inflammatory disease, showed that nomacopan was comfortable and well tolerated. Further, as previously disclosed, enrollment into Part B of this study was impacted by the COVID-19 pandemic. Akari has opened an investigational new drug application (IND) and is looking to expand its program into the broader surface of the eye market.

▪	The Company’s back of the eye pre-clinical program is looking to build on the recent American Journal of Pathology publication on uveitis. This result has potential implications for use of nomacopan in other back of the eye diseases such as AMD with the differentiating feature that nomacopan can potentially treat dry AMD which is associated with complement dysregulation while minimizing the risk of wet AMD due to nomacopan’s VEGF inhibitory effect of LTB4.

▪	Given the specialist nature of the ophthalmology market, Akari is exploring opportunities to collaborate with potential partners to accelerate the development of these ophthalmology programs.

Lung program

▪	In the UK, recruitment into the COVID-19 observational study is complete and an initial review of the study, which has been expanded from 50 to over 100 participants, is now expected early 2021. This observational study will provide data on complement and cytokine activity and the potential to optimize treatment with nomacopan by focusing on particular patient subgroups or time points in the disease.

▪	In the U.S., the FDA has approved a randomized multi-center randomized study in patients hospitalized with COVID-19 pneumonia. Initiation of this study is expected in the first quarter of 2021. The clinical study in Brazil has been paused to optimize dosing due to a subset of patients whose complement levels did not remain fully ablated, indicating an unexpectedly high complement drive as recently reported by others (Prendecki et al 2020).

▪	Akari is exploring opportunities to expand its lung program to include other inflammatory diseases with exacerbations, limited treatment options and where both complement and leukotriene pathways are implicated. In this context an investigator led severe asthma study is being considered in the US.

PNH - long term data

▪	A separate press release issued today highlights new data from 19 PNH patients treated for over 30 cumulative patient-years showing that self-administered nomacopan is a well-tolerated and substantially reduces transfusion dependence.

▪	Transfusion independence (defined as at least 6 months without transfusion) of 79% reported for 14 PNH patients treated with nomacopan for at least six months, who were transfusion dependent prior to treatment.

▪	The long-term PNH data supports nomacopan’s therapeutic potential in other diseases where complement dysregulation plays a role, including Akari’s Phase III trials in BP and HSCT-TMA where both complement (C5) and leukotriene (LTB4) are implicated.

Third Quarter 2020 Financial Results

▪	As of September 30, 2020, the Company had cash of approximately $12.3 million, compared to cash of $5.7 million as of December 31, 2019.

▪	On June 30, 2020, the Company entered into a securities purchase agreement with Aspire Capital Fund, LLC (Aspire Capital) which provides that Aspire Capital is committed to purchase up to an aggregate of $30.0 million of the Company’s ADSs, with each ADS representing one hundred ordinary shares, during a 30-month term of the purchase agreement. As of September 30, 2020, the initial amount of $30.0 million remained available under the facility. Subsequent to the end of the third quarter in October 2020, the Company sold to Aspire Capital approximately $6.0 million of ordinary shares, which leaves $24 million of the original purchase commitment available under the facility.

▪	Research and development (R&D) income in the third quarter of 2020 was approximately $1.6 million due to the receipt of $3.4 million in R&D tax credits. This compares to R&D expense of approximately $1.8 million in the same quarter the prior year.

▪	General and administrative (G&A) expenses in the third quarter of 2020 were approximately $1.8 million, as compared to approximately $1.4 million in the same quarter last year. This increase was primarily due to higher expenses for legal fees and insurance.

▪	Total other income for the third quarter of 2020 was approximately $1.7 million, as compared to total other income of $0.6 million in the same period the prior year. This change of $1.1 million was primarily due to approximately $1.0 million of gain related to the change in the fair value of the options and warrants liabilities in the third quarter of 2020 compared to the same period in 2019.

▪	Net income for the third quarter of 2020 was approximately $1.4 million, compared to a net loss of approximately $2.6 million for the same period in 2019. The increase in net income was primarily due to higher total other income combined with R&D tax credits in 2020.

COVID-19 Corporate Update

Akari’s clinical trial sites are based in areas currently affected by the global outbreak of the COVID-19 pandemic, and public health epidemics such as this can adversely impact the Company’s business as a result of disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to research and development programs and clinical trials. Moreover, as a result of the pandemic, there is a general unease of conducting unnecessary activities in medical centers. As a consequence, the Company’s ongoing trials have been halted or disrupted. For example, the Phase I/II clinical trial in patients with AKC study has been halted and recruitment in the Phase III clinical trial in pediatric patients with HSCT-TMA has been and may continue to be delayed. It is too early to assess the full impact of the coronavirus outbreak on trials for nomacopan, but coronavirus is expected to affect Akari’s ability to complete recruitment in the original timeframes. The extent to which the COVID-19 pandemic impacts operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and continued severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of COVID-19 globally, could adversely impact the Company’s operations and workforce, including research and clinical trials and the ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of the Company’s product candidates and could result in the inability of suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on the Company’s business, financial condition and results of operation.

About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically for the treatment of rare and orphan diseases, in particular those where the complement (C5) or leukotriene (LTB4) systems, or both complement and leukotrienes together, play a primary role in disease progression. Akari's lead drug candidate, nomacopan (formerly known as Coversin), is a C5 complement inhibitor that also independently and specifically inhibits leukotriene B4 (LTB4) activity.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this press release. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; our ability to enter into collaborative, licensing, and other commercial relationships and on terms commercially reasonable to us; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected; risks associated with the impact of the COVID-19 pandemic; risks associated with the SEC investigation; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS

As of September 30, 2020 and December 31, 2019

(in U.S. Dollars, except share data)

	September 30, 2020	December 31, 2019
	(Unaudited)
Assets

Current Assets:
Cash	$12,317,798	$5,731,691
Prepaid expenses and other current assets	1,349,244	712,975
Deferred financing costs	-	321,956
Total Current Assets	13,667,042	6,766,622

Property and equipment, net	-	5,013
Patent acquisition costs, net	26,674	30,163
Total Assets	$13,693,716	$6,801,798

Liabilities and Shareholders' Equity (Deficit)

Current Liabilities:
Accounts payable	$2,410,530	$1,228,772
Accrued expenses	975,893	4,228,604
Liabilities related to options and warrants	5,448,995	3,116,880
Total Liabilities	8,835,418	8,574,256

Commitments and Contingencies

Shareholders' Equity (Deficit):
Share capital of £0.01 par value Authorized: 10,000,000,000 ordinary shares; issued and outstanding: 3,386,573,113 and 2,245,865,913 at September 30, 2020 and December 31, 2019, respectively	46,578,543	31,987,016
Additional paid-in capital	113,070,248	110,498,824
Accumulated other comprehensive loss	(621,298)	(348,860)
Accumulated deficit	(154,169,195)	(143,909,438)
Total Shareholders' Equity (Deficit)	4,858,298	(1,772,458)
Total Liabilities and Shareholders' Equity (Deficit)	$13,693,716	$6,801,798

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) - UNAUDITED

For the Three and Nine Months Ended September 30, 2020 and September 30, 2019

(in U.S. Dollars)

	Three Months Ended		Nine Months Ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Operating (Income) Expenses:
Research and development (income) expenses	$(1,592,531)	$1,763,057	$4,160,066	$3,038,038
General and administrative expenses	1,839,414	1,354,263	6,925,400	6,098,767
Total Operating Expenses	246,883	3,117,320	11,085,466	9,136,805
Loss from Operations	(246,883)	(3,117,320)	(11,085,466)	(9,136,805)

Other Income (Expenses):
Interest income	6,132	2,057	8,294	3,792
Changes in fair value of option/warrant liabilities – gain (loss)	1,532,027	515,489	409,379	(12,594)
Foreign currency exchange gains (losses)	156,360	37,209	417,756	(71,989)
Other expenses	(5,676)	(2,788)	(9,720)	(10,124)
Total Other Income (Expenses)	1,688,843	551,967	825,709	(90,915)

Net Income (Loss)	1,441,960	(2,565,353)	(10,259,757)	(9,227,720)

Other Comprehensive (Loss) Income:
Foreign Currency Translation Adjustment	(3,676)	3,281	(272,438)	(49,667)

Comprehensive Income (Loss)	$1,438,284	$(2,562,072)	$(10,532,195)	$(9,277,387)

Income (Loss) per ordinary share (basic and diluted)	$0.00	$(0.00)	$(0.00)	$(0.01)

Weighted average ordinary shares (basic and diluted)	3,386,573,113	1,971,025,222	3,336,002,895	1,721,098,272

For more information

Investor Contact:

Peter Vozzo

Westwicke

(443) 213-0505

peter.vozzo@westwicke.com

Media Contact:

Sukaina Virji / Lizzie Seeley

Consilium Strategic Communications

+44 (0)20 3709 5700

Akari@consilium-comms.com